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I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [X]    Merger

       [ ]    Liquidation

       [ ]    Abandonment of Registration
              (Note:  Abandonments of Registration answer only questions
              1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [ ]    Election of status as a Business Development Company
              (Note:  Business Development Companies answer only questions
              1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund:  Prudential High Yield Total Return Fund, Inc.
       (the "Applicant")

3.     Securities and Exchange Commission File No.:  333-23593, 811-08101

4.     Is this an initial Form N-8F or an amendment to a previously filed
       Form N-8F?

       [X]     Initial Application     [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
       Deborah A. Docs, Esq., Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077, tel. (973) 367-7521.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]: Barbara Donahue, State Street Bank and Trust, 1 Heritage Drive, North Quincy, MA 02171, tel. (617) 985-3151.

       Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 3la-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

       [X]     Management company;

       [ ]     Unit investment trust; or

       [ ]     Face-amount certificate company.

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9.     Subclassification if the fund is a management company (check only one):

       [X]     Open-end     [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

       Prudential Investment           Prudential Investments LLC
       Management, Inc. (formerly      (formerly known as
       known as Prudential             Prudential Investments
       Investment Corporation)         Fund Management LLC)
       Prudential Plaza                Gateway Center Three
       751 Broad Street                100 Mulberry Street
       Newark, NJ 07102                Newark, NJ 07102-4077

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       Prudential Securities, Inc.     Prudential Investment
       Seaport Plaza                   Management Services LLC
       199 Water Street                Gateway Center Three
       New York, NY 10292              100 Mulberry Street
                                       Newark, NJ 07102-4077

13.    If the fund is a unit investment trust ("UIT") provide:  Not applicable.

       (a)   Depositor's name(s) and address(es):

       (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes      [X] No

       If Yes, for each UIT state:

             Name(s):

             File No.: 811-_______

             Business Address:

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15.    (a)   Did the fund obtain approval from the board of directors
             concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes     [ ] No

             If Yes, state the date on which the board vote took place:

                September 19, 2001 and May 22, 2002

             If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes     [ ] No

             If Yes, state the date on which the shareholder vote took place:

                March 7, 2002

             If No, explain:

II.    Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X] Yes     [ ] No

       (a) If Yes, list the date(s) on which the fund made those distributions:

                March 20, 2002

       (b)   Were the distributions made on the basis of net assets?

             [X] Yes     [ ] No

       (c) Were the distributions made pro rata based on share ownership? Not applicable.

             [X] Yes     [ ] No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)   Liquidations only:
             Were any distributions to shareholders made in kind?

             [ ] Yes     [X] No

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             If Yes, indicate the percentage of fund shares owned by
             affiliates, or any other affiliation of shareholders:
             Not applicable.

17.    Closed-end funds only:
       Has the fund issued senior securities?  Not applicable.

       [ ] Yes     [ ] No

       If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X] Yes     [ ] No

       If  No,

       (a) How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [ ] Yes          [X] No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [ ]Yes     [X] No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

             N/A

       (b)   Why has the fund retained the remaining assets?

       (c)   Will the remaining assets be invested in securities?

             [ ] Yes     [ ] No

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21.    Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ]Yes     [X] No

       If Yes,

       (a)   Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

22.    (a)   List the expenses incurred in connection with the Merger or
             Liquidation:

       (i)   Legal expenses:  $33,036

      (ii)   Accounting expenses:  $10,000

     (iii)   Other expenses (list and identify separately):
             Shareholder $86,143

      (iv)   Total expenses (sum of lines (i)-(iii) above):  $129,179

       (b)   How were those expenses allocated?   Allocated in proportion to
             both funds (Prudential High Yield Fund, Inc. and Prudential High Yield Total Return Fund, Inc.) net assets.

       (c)   Who paid those expenses?   Prudential High Yield Fund, Inc. and
             Prudential High Yield Total Return Fund, Inc.

       (d) How did the fund pay for unamortized expenses (if any)? Unamortized organization costs were expensed and written off before merger.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ] Yes     [X] No

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [ ] Yes     [X] No

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       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ] Yes     [X] No

       If Yes, describe the nature and extent of those activities:

VI.    Mergers Only

26.    (a)   State the name of the fund surviving the Merger:

             Prudential High Yield Fund, Inc.

       (b) State the Investment Company Act file number of the fund surviving the Merger: 811-2896

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             Prudential High Yield Fund, Inc. filed on December 4, 2001 a Registration Statement on Form N-14 (file number: 333-72584) which includes the merger agreement therein.

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form

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                                 VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Prudential High Yield Total Return Fund, Inc., (ii) she is Secretary of Prudential High Yield Total Return Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                   /s/Deborah A. Docs
                                                   ------------------
                                                      Deborah A. Docs
                                                      Secretary